EXHIBIT 11 TO FORM 10-K
UMB FINANCIAL CORPORATION
Computation of Earnings Per Share

2001	2000	1999

BASIC EARNINGS PER SHARE
Net income divided by	$65,230,000	$65,111,000	$64,077,000
Weighted average shares outstanding	22,145,787	22,335,109	22,882,717
Basic earnings per share	$2.95	$2.91	$2.80
DILUTED EARNINGS PER SHARE
Net income divided by	$65,230,000	$65,111,000	$64,077,000
Weighted average shares outstanding	22,174,207	22,348,267	22,923,017
Basic earnings per share	$2.95	$2.91	$2.80